UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 21)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760301
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760301

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	12,571,992 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,571,992(1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		12,571,992 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		39.8%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 281,481 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) which Jelco Delta Holding  Corp. ("Jelco") may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015 as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, (iii) 1,018,518 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco, and (iv) 1,823,529 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, representing the maximum number of shares issuable upon exercise of the Class B Warrants of the Issuer, issued to Jelco pursuant to a Securities Purchase Agreement dated May 9, 2019 between Jelco and the Issuer.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760301

1.	Names of Reporting Persons
			Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	53,701

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	53,701

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		53,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0.2%

14.	Type of Reporting Person (See Instructions)

			CO

Schedule 13D
CUSIP No.	Y 73760301

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	12,625,693 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,625,693 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		12,625,693 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		40.0%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Claudia Restis may be deemed to beneficially own 12,571,992 shares of Common Stock of the Issuer through Jelco and 53,701 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 281,481 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, (iii) 1,018,518 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco, and (iv) 1,823,529 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, representing the maximum number of shares issuable upon exercise of the Class B Warrants of the Issuer issued to Jelco pursuant to a Securities Purchase Agreement dated May 9, 2019 between Jelco and the Issuer.  See Item 6.

Schedule 13D
CUSIP No.	Y 73760301

INTRODUCTION
This Amendment No. 21 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership of the Common Stock (as defined in Item 1), based on information provided by the Issuer regarding an increase in the number of shares of Common Stock (as defined in Item 1) outstanding.
ITEM 1.	Security and Issuer.
This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 154 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.
ITEM 2.	Identity and Background.
(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):
Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
 (1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.
 (c) Except as set forth herein, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) – (e)  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on August 30, 2019.
ITEM 4.	Purpose of Transaction.
There are no material changes to Item 4 from the Schedule 13D/A filed with the Commission on August 30, 2019.
Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
(a) – (b) Based on information provided by the Issuer, the Issuer had 26,895,999 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:
	Percentage of Shares Beneficially Owned	Voting			Dispositive
Name		Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	39.8%	0	12,571,992	(1)	0	12,571,992	(1)
Comet Shipholding Inc.	0.2%	0	53,701		0	53,701
Claudia Restis	40.0%	0	12,625,693	(1)(2)	0	12,625,693	(1)(2)

(1)
Includes (i) 281,481 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015 as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, (iii) 1,018,518 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco, and (iv) 1,823,529 shares of Common Stock which Jelco may be deemed to beneficially own, representing the maximum number of shares issuable upon exercise of the Class B Warrants of the Issuer, issued to Jelco pursuant to a Securities Purchase Agreement dated May 9, 2019 between Jelco and the Issuer.  See Item 3.

(2)
Claudia Restis may be deemed to beneficially own 12,571,992 shares of Common Stock of the Issuer through Jelco and 53,701 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary.

(c) N/A
(d) N/A
(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
There are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on August 30, 2019.
ITEM 7.	Materials to be Filed as Exhibits.
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis